

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Gil M. Labrucherie
Senior Vice President and Chief Financial Officer
Nektar Therapeutics
455 Mission Bay Boulevard South
San Francisco, CA 94158

> **Re: Nektar Therapeutics**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 000-24006**

Dear Mr. Labrucherie:

 We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Healthcare & Insurance